

Mail Stop 3561

August 20, 2015

Michael G. Archbold
Chief Executive Officer
GNC Holdings, Inc.
300 Sixth Avenue
Pittsburgh, PA 15222

>   **Re: GNC Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 17, 2015**
>   **File No. 1-35113**

Dear Mr. Archbold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 65

1. Please tell us your consideration of disclosing the timing of revenue recognition for e-commerce sales; for example, at the time of shipment or upon receipt by the customer, including when title and risk of loss passes to the customer.

Note 14. Stock-Based Compensation Plans, page 79

2. Please tell us what consideration you gave to disclosing the intrinsic value of vested restricted stock and vested time restricted stock units pursuant to ASC 718-10-50-2d2.

<u>Form 8-K Filed February 12, 2015</u>

3. We note your use of the non-GAAP measure free-cash flow. Please tell us what consideration you gave to providing the disclosures required by Item 100(a)(2) of Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Gordon Klein, Staff Attorney, at (202) 551-3621 or Jennifer Lopez-Molina, Staff Attorney, at (202) 551-3792 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products